Exhibit 21.1

LIST OF SUBSIDIARIES

Set forth below is a list of all subsidiaries of the Company as of December 31, 2011 the assets and operations of which are included in the Consolidated Financial Statements of Nortek, Inc., except subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary:

NAME OF SUBSIDIARY	Jurisdiction
Best S.p.A.	Italy
Best Deutschland GmbH	Germany
Best France S.A.	France
Best Poland S.p.zo.o.	Poland
Broan Building Products (Huizhou) Co., Ltd.	China
Broan Building Products-Mexico, S. de R.L. de C.V.	Mexico
Broan-NuTone (HK) Limited	Hong Kong
Broan-NuTone Canada, Inc.	Ontario, Canada
Broan-NuTone LLC	Delaware
Broan-NuTone Storage Solutions LP	Delaware
CES Group, LLC	Delaware
Dongguan Ergotron Precision Technology Co. Ltd.	China
Eaton-Williams Group Limited	United Kingdom
Ergotron, Inc.	Minnesota
Ergotron Nederland B.V.	The Netherlands
Gates That Open, LLC	Florida
Gefen, LLC	California
Governair LLC	Oklahoma
Huntair, Inc.	Delaware
Innergy Tech Inc.	Quebec, Canada
Linear LLC	California
Linear H.K. Manufacturing Ltd.	Hong Kong
Lite Touch, Inc.	Utah
Magenta Research, Ltd.	Connecticut
Mammoth, Inc.	Delaware
Miller de Mexico S.A. de R.L. de C.V.	Mexico
Nordyne Argentina SRL	Argentina
Nordyne do Brasil Distribuidora de Ar Condicionado Ltda.	Brazil
Nordyne de Puerto Rico, LLC	Puerto Rico
NORDYNE International, Inc.	Delaware
Nordyne LLC	Delaware
Nortek (Shanghai) Trading Co., Ltd.	China
Operator Specialty Company, Inc.	Michigan
Pacific Zephyr Range Hood, Inc.	California
Panamax LLC	California
Secure Wireless, Inc.	California
SpeakerCraft, LLC	Delaware

Temtrol, LLC	Oklahoma
The AVC Group, LLC	Delaware
TV One Broadcast Sales Corporation	Kentucky
TV One Limited	United Kingdom
TV One Asia Limited	China
Venmar CES, Inc.	Saskatchewan, Canada
Venmar Ventilation Inc.	Quebec, Canada
Ventrol Air Handling Systems Inc.	Quebec, Canada
Zephyr Ventilation, LLC	California